

Mail Stop 4628

June 25, 2018

Erik Young
Senior Vice President and Chief Financial Officer
PBF Energy Inc.
One Sylvan Way, 2nd Floor
Parsippany, NJ 07054

Re: **PBF Energy Inc.**
Form 10-K for the Fiscal Year ended December 31, 2017
Filed February 23, 2018
File No. 1-35764

Dear Mr. Young:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2017

Management's Discussion and Analysis, page 60

Factors Effecting Operating Results, page 67

Change in Presentation, page 70

1.   We note that your filing reflects various changes to your cost of sales computation and related disclosures, consistent with those outlined in your response letters dated May 24, 2017 and August 22, 2017, to address comments issued in our prior review. However, these changes are not apparent in the gross margin figures disclosed in the tabulation on page 71, the narratives on pages 74 and 77, and the non-GAAP reconciliation on page 82, as such figures and the difference between revenues and cost of sales do not agree.

     We believe that revenues less cost of sales would equate with gross margin measures under GAAP. Please revisit your computations and submit the revisions that you propose to resolve this inconsistency. Also refer to Item 302(a)(1) of Regulation S-K, as it pertains to the measure and your quarterly data on page F-75.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources